[DESCRIPTION]Report of 10f-3 Transactions
Securities Purchased in Underwritings Involving
Transactions with Donaldson, Lufkin, & Jenrette Securities Corporation Subject to Rule 10f-3 Under the Investment Company Act of 1940
Alliance Variable Product Series Fund, Inc.
Growth & Income Portfolio

10f-3 TRANSACTIONS FOR THE PERIOD JANUARY 1, 1999 THROUGH JUNE 30, 1999
                                                                         Total   % of
                                                              Shares     Shares  Offering                        Shares
                          Date     Shares   % of FundPrice perPurchased bOffered PurchasedPurchased              Held
Security*                 PurchasedPurchasedAssets   Share    Fund Group (000)   By Group From                   05/31/99
The Pepsi Bottling Group I03/30/99 10,000   0.00%    $23.00   1,004,000  100,000 1.00%    RBC Dominion Security  260,000
The Pepsi Bottling Group I03/30/99 146,400  0.00%    $23.00   1,004,000  100,000 1.00%    Merrill Lynch          260,000
Lyondell Chemical Company 05/11/99 83,700   0.00%    $19.00   875,000    35,000  2.50%    JP Morgan              105,000

* Unless otherwise indicated, the securities were part of an issue registered under the Securities Act of 1933 and offered to the public.
**Indicates the puchase of an Eligible Rule 144A Security.
1) Purchases by all Alliance Funds, including the Fund, may not exceed: (a) if purchased in an offering other than an Eligible Rule 144A Offering, 25% of the principal amount of the offering of such class; or (b) if purchased in an Eligible Rule 144A Offering, 25% of the total of (i) the principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, plus (ii) the principal amount of the offering of such class in any concurrent public offering.